Exhibit 99.1

Industrias Bachoco Announces Second Quarter 2017 Results

CELAYA, Mexico, July 26, 2017 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company", (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the second quarter ("2Q17") and first half ("1H17") 2017 ended June 30, 2017. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS 2017

  Net sales increased 13.1% in 2Q17.
  EBITDA margin was 17.2% for 2Q17.
  Earnings per basic and diluted share totaled $2.87 for 2Q17.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: "This second quarter was in line with the seasonal behavior for the poultry industry. We continue observing good levels of demand in the Mexican and in the US markets and a normalized growth rate in the supply in both markets in which we participate, resulting in a balance between supply and demand.

"An increase in price and volume in our main product lines allowed us to increase our total sales by 13.1% in the quarter, when compared to the same period of 2016.

"At the end of the quarter, we were able to reach an EBITDA of $2,596.8 million, 11.5% higher than the EBITDA of the same quarter of 2016. Our EBITDA margin for 2Q17 was 17.2% and our earnings per basic and diluted share for 2Q17 was $2.87.

"We continued investing in the growth of our Company. Our CAPEX reached $1,092.9 million and our financial structure continued strengthening as we end with a net cash of $13,056.3 millions."

RECENT DEVELOPMENTS

On July 12th, 2017, the company announced the acquisition of "La Perla" a Pet Food company located in the Mexican state of Queretaro. This operation has a capacity to produce over 65,000 tons a year of dry pet food and also comprise a facility for producing Pet Food Treats.

On July 17th, 2017, the company announced the acquisition of "Albertville Quality Foods (AQF)" a further processing company located in Alabama USA. AQF produces and sells value added further processed products, with sales of around $270 million USD a year.

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2016.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Net Sales	15,116.3	13,362.1	1,754.2	13.1
Net sales in Mexico	11,386.6	10,115.5	1,271.1	12.6
Net sales in the U.S.	3,729.7	3,246.6	483.1	14.9

NET SALES BY SEGMENT
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Net Sales	15,116.3	13,362.1	1,754.2	13.1
Poultry	13,662.8	12,067.7	1,595.0	13.2
Other	1,453.5	1,294.4	159.2	12.3

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2Q17	2Q16	Volume	%
Total sales volume:	545,600	524,083	21,517	4.11
Poultry	420,604	403,217	17,388	4.31
Others	124,996	120,867	4,129	3.42

The Company's 2Q17 net sales totaled $15,116.3 million, $1,754.2 million or 13.1% more than $13,362.1 million reported in 2Q16. The increase is a result of more volume sold and price recovery in our main product lines.

In 2Q17, sales of our U.S. operations represented 24.7% of our total sales compared to 24.3% in 2Q16.

GROSS PROFIT
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Cost of sales	11,502.1	10,079.1	1,423.0	14.1
Gross profit	3,614.2	3,283.0	331.2	10.1
Gross margin	23.9%	24.6%	-	-

In 2Q17, cost of sales was $11,502.1 million; $1,423.0 million or 14.1% higher than $10,079.1 million reported in 2Q16. This increase was due to higher volume sold and higher raw material costs in Mexican peso terms, in part due to depreciation of the Mexican peso versus the US dollar.

The Company´s gross profit in 2Q17 was $3,614.2 million, 10.1% higher than the gross profit of $3,283.0 million in 2Q16, with a gross margin of 23.9% for 2Q17 vs 24.6% in 2Q16.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")

In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Total SG&A	1,297.6	1,185.0	112.7	9.5

Total SG&A expenses in 2Q17 were $1,297.6 million; $112.7 million higher than the $1,185.0 million reported in 2Q16. Total SG&A expenses as a percentage of net sales represented 8.6% in 2Q17 and 8.9% in 2Q16.

OTHER INCOME (EXPENSE), NET
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Other income (expense), net	13.4	(6.4)	19.9	(308.7)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 2Q17, we recorded other income of $13.4 million, compared with other expense of $6.4 million reported in 2Q16.

OPERATING INCOME
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Operating income	2,330.0	2,091.6	238.4	11.4
Operating margin	15.4%	15.7%	-	-

Operating income in 2Q17 totaled $2,330.0 million; $238.4 higher than $2,091.6 million reported in 2Q16. This represents an operating margin of 15.4% for 2Q17, slightly lower when compared to the same period of 2016. The increase in operating income is mainly attributed to higher gross income in 2Q17.

NET FINANCIAL INCOME
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Net Financial Income	96.8	197.3	(100.5)	(50.9)
Financial Income	254.3	244.9	9.4	3.8
Financial Expense	157.5	47.6	109.9	230.9

In 2Q17, the Company reported net financial income of $96.8 million, compared to $197.3 million reported in the same period of 2016. The decrease is mainly attributed to lower exchange rate gains, as the peso strengthened during the quarter.

TAXES FOR THE PERIOD
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Total Taxes	703.9	708.9	(4.9)	(0.7)
Income tax	546.1	547.1	(1.0)	(0.2)
Deferred income tax	157.8	161.8	(3.9)	(2.4)

Total taxes for the 2Q17 were $703.9 million, compared with total taxes of $708.9 million in the same period of 2016.

NET INCOME
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Net income	1,722.8	1,580.0	142.8	9.0
Net margin	11.4%	11.8%	-	-
Basic and diluted earnings per share[1]	2.87	2.63	0.2	n/a
Basic and diluted earnings per ADR[2]	34.43	31.55	2.9	n/a
Weighted average Shares outstanding[3]	600,000	599,946	-	-
[1] In pesos
[2] in pesos, one ADR equals to twelve shares
[3] In thousands of shares

The net income for 2Q17 was $1,722.8 million, representing a basic and diluted income of $2.87 pesos per share, compared with a net income of $1,580.0 million, which represented $2.63 pesos of net income per share in 2Q16.This increase is mainly attributed to better operating and financial results. Net margin in 2Q17 was 11.4% compared to 11.8% reported in 2Q16.

EBITDA
In millions of pesos	2Q17	2Q16	Change
	$	$	$	%
Net income	1,721.4	1,577.2	144.2	9.1
Income tax expense (benefit)	703.9	708.9	(4.9)	(0.7)
Result in associates	1.5	2.8	(1.4)	(48.7)
Net finance (income) expense	(96.8)	(197.3)	100.5	(50.9)
Depreciation and amortization	266.8	238.0	28.8	12.1
EBITDA	2,596.8	2,329.6	267.2	11.5
EBITDA Margin (%)	17.2%	17.4%	-	-
Net revenues	15,116.3	13,362.1	1,754.2	13.1

EBITDA in 2Q17 reached $2,596.8 million, representing an EBITDA margin of 17.2%, compared to an EBITDA of $2,329.6 million in 2Q16, with an EBITDA margin of 17.4%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	1H17	1H16	Change
	$	$	$	%
Net Sales	28,801.2	25,201.5	3,599.7	14.3
Net sales in Mexico	21,335.9	18,937.1	2,398.9	12.7
Net sales in the U.S.	7,465.3	6,264.4	1,200.9	19.2

NET SALES BY SEGMENT
In millions of pesos	1H17	1H16	Change
	$	$	$	%
Net Sales	28,801.2	25,201.5	3,599.7	14.3
Poultry	25,949.4	22,712.2	3,237.1	14.3
Other	2,851.8	2,489.2	362.6	14.6

NET VOLUME SOLD BY SEGMENT
In metric tons			Change
	1H17	1H16	Volume	%
Total sales volume:	1,073,699	1,045,501	28,198	2.70
Poultry	839,823	814,676	25,147	3.09
Others	233,876	230,825	3,051	1.32

During the first half of 2017, net sales totaled $28,801.2 million; $3,599.7 million or 14.3% more than $25,201.5 million reported in the same period of 2016. The increase in sales is mainly attributable to higher volume sold and price recovery in our main product lines as compared with the first half of 2016.

In 1H17, sales of our U.S. operations represented 25.9% of our total sales, compared with 24.9% in 1H16.

OPERATING RESULTS
In millions of pesos	1H17	1H16	Change
	$	$	$	%
Cost of Sales	22,995.4	20,091.3	2,904.1	14.5
Gross Profit	5,805.8	5,110.2	695.6	13.6
Total SG&A	2,558.9	2,306.8	252.1	10.9
Other Income (expense)	12.9	(15.5)	28.4	(183.0)
Operating Income	3,259.8	2,787.9	471.9	16.9
Net Financial Income	27.0	333.7	(306.7)	(91.9)
Income Tax	911.2	944.7	(33.5)	(3.6)
Net Income	2,375.7	2,176.9	198.8	9.1

In 1H17, the cost of sales totaled $22,995.4 million; $2,904.1 million or 14.5% higher than $20,091.3 million reported in 1H16. The increase in cost of sales is mainly attributed to higher volume sold and higher raw material costs in Mexican peso terms when compared to the same period of 2016.

As a result, we reached a gross profit of $5,805.8 million and a gross margin of 20.2% in 1H17, when compare to $5,110.2 million of gross profit and a margin of 20.3% reached in the same period of 2016.

Total SG&A expenses in 1H17 were $2,558.9 million; $252.1 million or 10.9% more than the $2,306.8 million reported in 1H16. In 1H17 total SG&A expenses as a percentage of net sales represented 8.9% compare with 9.2% in 1H16. This increase is mainly attributed to higher volume sold.

In 1H17 we had other income of $12.9 million, compared with other expenses of $15.5 million reported in 1H16.

The operating income in 1H17 was $3,259.8 million, which represents an operating margin of 11.3%, an increase of 16.9% from an operating income of $2,787.9 million and an operating margin of 11.1% in 1H16.

The net financial income in 1H17 was $27.0 million, lower when compared to a net financial income of $333.7 million in 1H16, mainly attributed to exchange rate losses as the Mexican peso recovered vs the US dollar during the semester.

Total taxes were $911.2 million as of June 30, 2017. These taxes include $677.3 million of income tax and $233.8 million of deferred income taxes. This figure compares to total taxes of $944.7 million in 1H16; the decrease was due to lower income before taxes.

All the above resulted in a net income of $2,375.7 million or 8.2% of net margin in the 1H17, which represents $3.96 pesos of earnings per share, while in the 1H16 the net income totaled $2,176.9 million, 8.6% of net margin and $3.62 pesos of net income per share.

EBITDA
In millions of pesos	1H17	1H16	Change
	$	$	$	%
Net controlling interest profit	2,373.5	2,172.4	201.1	9.3
Income tax expense (benefit)	911.2	944.7	(33.5)	(3.6)
Result in associates	2.2	4.6	(2.4)	(51.8)
Net finance (income) expense	(27.0)	(333.7)	306.7	(91.9)
Depreciation and amortization	535.3	462.8	72.5	15.7
EBITDA	3,795.1	3,250.7	544.4	16.7
EBITDA Margin (%)	13.2%	12.9%	-	-
Net revenues	28,801.2	25,201.5	3,599.7	14.3

EBITDA in 1H17 reached $3,795.1 million, representing an EBITDA margin of 13.2%, compared to EBITDA of $3,250.7 million in 1H16, with an EBITDA margin of 12.9%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	June 30, 2017	Dec. 31, 2016	Change
	$	$	$	%
TOTAL ASSETS	46,597.0	45,090.5	1,506.6	3.3
Cash and cash equivalents	16,815.0	15,651.5	1,163.5	7.4
Accounts receivable	2,817.7	3,778.0	(960.3)	(25.4)
TOTAL LIABILITIES	13,865.3	13,374.3	491.0	3.7
Accounts payable	4,183.6	3,836.4	347.2	9.1
Short-term debt	3,657.2	3,097.5	559.7	18.1
Long-term debt	101.5	950.4	(848.9)	(89.3)
TOTAL STOCKHOLDERS' EQUITY	32,731.7	31,716.2	1,015.5	3.2
Capital stock	1,174.4	1,174.4	-	-

Cash and equivalents as of June 30, 2017 totaled $16,815.0 million vs $15,651.5 million as of December 31, 2016.

Total debt as of June 30, 2017 was $3,758.7 million, compared to $4,047.9 million reported as of December 31, 2016, mainly as a result of lower short-term bank debt.

Net cash as of June 30, 2017 was $13,056.3 million, compared to net cash of $11,603.6 million as of December 31, 2016.

CAPITAL EXPENDITURES
In millions of pesos	1H17	1H16	Change
	$	$	$	%
Capital Expenditures	1,092.9	1,188.2	(95.3)	(8.0)

Total CAPEX for the 1H17 was $1,092.9 million and $1,188.2 million in 1H16, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION
As of June 30, 2016
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$52,044
Source: yahoo finances

SHARE PRICE

SHARE PRICE
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Jun-17	86.79	84.44	86.74	57.98	54.75	57.98
May-17	86.98	83.69	85.28	56.43	52.81	55.00
Apr-17	86.30	82.53	84.02	54.97	52.06	53.45
Mar-17	85.84	80.23	84.97	54.55	48.32	54.24
Feb-17	83.53	79.53	80.08	49.08	46.20	47.88
Jan-17	87.48	80.47	80.98	49.02	46.42	46.43

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	José Antonio Cebeira	jcebeira@actinver.com.mx
BBVA BANCOMER	Miguel Ulloa	miguel.ulloa@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Martin Lara	mlarap@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $18.14 per USD $1.0, which corresponds to the rate at the close of June 30, 2017, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	June 30,	December 31,
In million pesos	2017	2017	2016*

TOTAL ASSETS	$ 2,568.7	46,597.0	45,090.5

Total current assets	1,561.7	28,329.0	26,930.4
Cash and cash equivalents	927.0	16,815.0	15,651.5
Total accounts receivable	155.3	2,817.7	3,778.0
Inventories	352.6	6,396.6	5,931.9
Other current assets	126.8	2,299.7	1,569.0

Total non current assets	1,007.1	18,268.0	18,160.1
Net property, plant and equipment	842.2	15,277.1	15,081.1
Other non current Assets	164.9	2,991.0	3,079.0

TOTAL LIABILITIES	$ 764.4	13,865.3	13,374.3

Total current liabilities	525.6	9,533.9	8,316.3
Notes payable to banks	201.6	3,657.2	3,097.5
Accounts payable	230.6	4,183.6	3,836.4
Other taxes payable and other accruals	93.3	1,693.1	1,382.4

Total long-term liabilities	238.8	4,331.4	5,058.0
Long-term debt	5.6	101.5	950.4
Other non current liabilities	11.7	212.4	195.0
Deferred income taxes	221.5	4,017.5	3,912.6

TOTAL STOCKHOLDERS' EQUITY	$ 1,804.4	32,731.7	31,716.2

Capital stock	64.7	1,174.4	1,174.4
Commission in shares issued	22.8	414.4	414.4
Repurchased shares	-	-	-
Retained earnings	1,669.7	30,288.1	28,694.6
Others accounts	44.0	798.7	1,378.9
Non controlling interest	3.1	56.1	53.9

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,568.7	46,597.0	45,090.5

*Audited

CONSOLIDATED STATEMENT OF INCOME
Second Quarter Results, ended June 30:
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016
Net sales	$ 833.3	15,116.3	13,362.1
Cost of sales	634.1	11,502.1	10,079.1
Gross profit	199.2	3,614.2	3,283.0
SG&A	71.5	1,297.6	1,185.0
Other income (expenses), net	0.7	13.4	(6.4)
Operating income	128.4	2,330.0	2,091.6
Net finance income	5.3	96.8	197.3
Income tax	38.8	703.9	708.9
Net Income	$ 95.0	1,722.8	1,580.0

Non-controlling interest	0.08	1.5	2.8
Net controlling interest profit	94.9	1,721.4	1,577.2
Basic and diluted earnings per share	0.16	2.87	2.63
Basic and diluted earnings per ADR	1.90	34.43	31.55
Weighted average Shares outstanding[1]	600,000	600,000	599,946

EBITDA Result	$ 143.2	2,596.8	2,329.6

Gross margin	23.9%	23.9%	24.6%
Operating margin	15.4%	15.4%	15.7%
Net margin	11.4%	11.4%	11.8%
EBITDA margin	17.2%	17.2%	17.4%

1In thousands
* Audited

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the six months ended June 30.
-Unaudited-
	U.S. Dollar
In millions pesos	2017	2017	2016
Net sales	$ 1,587.7	28,801.2	25,201.5
Cost of sales	1,267.7	22,995.4	20,091.3
Gross profit	320.1	5,805.8	5,110.2
Selling, general and administrative expenses	141.1	2,558.9	2,306.8
Other income (expenses), net	0.7	12.9	(15.5)
Operating income	179.7	3,259.8	2,787.9
Net finance income	1.5	27.0	333.7
Income tax	50.2	911.2	944.7
Net income	$ 182.7	2,375.7	2,176.9

Non-controlling interest	0.1	2.2	4.6
Net controlling interest profit	131.1	2,373.5	2,172.4
Basic and diluted earnings per share	0.22	3.96	3.62
Basic and diluted earnings per ADR	2.62	47.5	43.45
Weighted average Shares outstanding[1]	599,973	599,973	599,959

EBITDA Result	$ 209.2	3,795.1	3,250.7

Gross margin	20.2%	20.2%	20.3%
Operating margin	11.3%	11.3%	11.1%
Net margin	8.3%	8.2%	8.6%
EBITDA margin	13.2%	13.2%	12.9%

1In thousands
*Audited

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	June 30,
	2017	2017	2016

NET MAJORITY INCOME BEFORE INCOME TAX	$ 181.2	3,286.9	3,121.6

ITEMS RELATING TO INVESTING ACTIVITIES:	19.5	354.0	229.6
Depreciation and others	29.5	535.3	462.8
Income (loss) on sale of plant and equipment	0.6	11.6	14.1
Other Items	(10.6)	(192.9)	(247.3)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	200.7	3,640.8	3,351.2
CASH GENERATED OR USED IN THE OPERATION:	(36.9)	(669.5)	(2,130.3)
Decrease (increase) in accounts receivable	26.0	472.0	(934.4)
Decrease (increase) in inventories	(30.0)	(543.5)	(469.0)
Increase (decrease) in accounts payable	(1.5)	(27.6)	(503.7)
Increase (decrease) in other liabilities	(31.4)	(570.3)	(223.2)

NET CASH FLOW FROM OPERATING ACTIVITIES	163.8	2,971.4	1,220.9

NET CASH FLOW FROM INVESTING ACTIVITIES	(29.0)	(526.2)	(743.8)
Acquisition of property, plant and equipment	(60.2)	(1,092.9)	(1,188.2)
Proceeds from sales of property plant and equipment	1.0	18.9	16.0
Other Items	30.2	547.8	428.4

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	134.8	2,445.2	477.1

Net cash provided by financing activities:	(70.7)	(1,281.7)	(523.0)
Proceeds from loans	140.0	2,539.6	1,804.0
Principal payments on loans	(145.9)	(2,646.8)	(2,055.0)
Dividends paid	(21.5)	(390.0)	(390.0)
Other items	(43.2)	(784.5)	118.0
Net increase (decrease) in cash and equivalents	64.1	1,163.5	(45.9)

Cash and investments at the beginning of year	$ 862.8	15,651.5	15,288.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 927.0	16,815.0	15,243.0

DERIVATIVES POSITION REPORT

Second Quarter 2017
Thousands of Mexican Pesos, as of June 30, 2017										ANEXO 1
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			2Q-2017		1Q-2017		2Q-2017	1Q-2017
Forward Vanilla and KOT Forwards	Hedge	$1,380,160	$18.14		$18.73		$-122,590	$-146,878	in 2017	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 137,970	CORN		CORN		$ 8	-$ 3,601	83% in 2017 and 17% in 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Sep-17	$3.810	May-17	$3.643
			Dec-17	$3.920	Jul-17	$3.718
			Mar-18	$4.013	Sep-17	$3.793
			Jul-18	$4.125
			Sep-18	$4.103
			Dec-18	$4.135

			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-17	$306.2	May-17	$308.4
			Sep-17	$307.9	Jul-17	$311.8
			Oct-17	$309.3	Aug-17	$312.3
			Dec-17	$311.2	Sep-17	$312.4
					Oct-17	$311.4
Options of Corn	Hedge	$ 176,631	CORN		CORN		$ 1,908	$ -	in 2017 and 2018
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Sep-17	$3.810
			Dec-17	$3.920
			Jan-18	$4.013
Options of soybean meal	Hedge	$ 177,029	SOYBEAN MEAL		SOYBEAN MEAL		-$ 2,473	-$ 70	in 2017 and 2018
			In USD per ton		In USD per ton
			month	price	month	price
			Aug-17	$306.2
			Sep-17	$307.9	May-17	$308.4
			Oct-17	$309.3
			Dec-17	$311.2
			Jan-18	$312.5
			Mar-18	$312.7

-The total financial instruments do not exceed 5% of total assets as of June 30, 2017.
-The notional value represents the net position as of June 30, 2017 at the exchange rate of Ps. 18.14 per one dolar.
-A negative value means an unfavorable effect for the Company.

PROBABLE SCENARIO

Second Quarter 2017
Thousands of Mexican Pesos, as of June 30, 2017								PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forwards Vanilla	-$ 122,590	$17.69	$18.59	$19.05	Direct	-$157,094	-$88,086	-$ 58,117
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	$ 8	$3.620	$4.001	$4.191	The effect will materialize as the inventory is consumed	-$ 6,891	$ 6,906	$ 13,805
Futures of Soybean Meal: (2)		$290.9	$321.5	$336.8
Options for Corn	$ 1,908	$3.620	$4.001	$4.191		$ 32,025	$10,358	$ 18,931
Options of Soybean Meal	-$ 2,473	$290.9	$321.5	$336.8		-$ 11,325	$ 6,378	$ 15,230

(1) The reference value is the exchange rate of Ps. $18.14 per USD as of June 30, 2017.
(2) The reference values are; the future of corn for Sep 2017, $3.810 USD/bushel and the future of soybeanmeal for August 2017, $306.20 USD/ton.
All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
-A negative value means an unfavorable effect for the Company.

Second Quarter 2017
Thousands of Mexican Pesos, as of June 30, 2017										STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KOT Forwards	-$ 122,590	$9.07	$13.61	$22.68	$27.21	Direct	-$812,670	-$467,630	$199,775	$522,140

CONFERENCE CALL INFORMATION
The Company will host its second quarter 2017 earnings call, on Thursday, July 27, 2017. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: https://www.conferenceplus.com/AlternateNumbers/alternatenumbers.aspx?100875&t=P&o=UQieChXZoqyKEn

Confirmation Number: 45293719

Visit the following link to access the webcast: http://event.onlineseminarsolutions.com/wcc/r/1466635-1/911A257CD20D8763878FFEB3E50C277F?partnerref=rss-events

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR contact information: Maria Guadalupe Jaquez, maria.jaquez@bachoco.net; Kathy Chaurand, kathy.chaurand@bachoco.net, T. +52(461)618 3555, T. +52(461)618 3500 Ext. 10146